

March 25, 2011

Via E-mail
Mr. Stephen Green
Senior Vice President and General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112

> **Re: IHS Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2010**
> **Filed January 18, 2011**
> **File No. 001-32511**

Dear Mr. Green:

We have reviewed your filing other than the Part III Information contained in your Definitive Proxy Statement filed March 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2010

Item 1. Business, page 13

1. Your risk factor disclosure indicates that you may be dependent on one or more contracts with an independent contractor and/or third parties. With a view toward disclosure in the business section, please advise regarding your dependence on independent contractors and third parties and the role these parties play in your business.

Government Contracts, page 13

2. You state that "no individual contract" with a government agency is significant to your business and that no renegotiation or termination of "any given contract or subcontract"

at the election of the government would have a material adverse effect on your financial results. Please tell us in the aggregate what portion of your business is subject to renegotiation or termination of contracts or subcontracts at the election of the government. To the extent the aggregate amount is material to your business, disclosure under Item 101(c)(1)(ix) of Regulation S-K appears to be warranted.

Financial Information about Segments, page 13

3.   We note that you have included a cross-reference to Note 19 to the financial statements as permitted by Item 101(d) of Regulation S-K. However, it does not appear that the information cross-referenced is responsive to Item 101(d)(1)(i)(A) or 101(d)(1)(ii). In addition, although you state that 47% of your sales are generated outside of the United States, it is unclear whether you generate a material amount of revenues attributable to any individual foreign country. Please refer to Item 101(d)(1)(i)(C) and advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 26

4.   We note your disclosure here and on page 39 and 40 of "adjusted EBITDA" and note that your disclosures indicate that the measure is an "indicator of ongoing operating performance and [y]our ability to generate cash flow from operations." Please tell us how you considered Item 10(e)(1)(ii)(A) of Regulation S-K. In this regard, we note that your measure appears to exclude items that require cash settlement.

Results of Operations

Revenue by Transaction Type, page 35

5.   We note that non-subscription revenue, which accounted for 22% of total revenue in 2010, consists of consulting revenue, transaction revenue and other revenue. Please provide additional, detailed disclosure explaining the main component(s) of each of these three categories of revenue.

Liquidity and Capital Resources, page 40

6.   We note from your disclosures on page 67 that the cumulative amount of undistributed earnings of foreign subsidiaries that you intend to permanently invest and upon which no U.S. income taxes have been provided is $190 million. Please tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of the undistributed earnings and disclosing the amount of cash that is

currently held by your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16. Common Stock and Earnings per Share, page 79

7.   Clarify whether the holders of deferred stock units and nonvested restricted common stock have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 84

8.   We note that you provided us with a representation in your response letter dated March 11, 2010 in connection with our review of your Form 10-K for the fiscal year ended November 30, 2009 that you would include disclosure in your future filings as to "whether there were changes to internal controls over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or would be reasonably likely to materially affect, internal control over financial reporting." However, your disclosure in the Form 10-K for the fiscal year ended November 30, 2010 does not include the revised language. Please advise.

Item 15. Exhibits and Financial Statement Schedules, page 86

9.   We note that you filed the IHS Inc. 2004 Long-Term Incentive Plan as an exhibit to the Form 8-K, filed on December 10, 2010. It appears that pursuant to Item 601(a)(2) and 601(b)(10)(iii)(A) of Regulation S-K, the 2004 Plan must be filed, or incorporated by reference, as an exhibit to the Form 10-K. Refer to Question 146.02 of the Division of Corporation Finance Regulation S-K Compliance & Disclosure Interpretations, available on our website and advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief